Exhibit 99.1

Bona Reports Third Quarter 2012 Financial Results

BEIJING — November 16, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

•                  Third quarter 2012 net revenues were US$24.6 million, compared with US$37.5million in the third quarter of 2011.

•                  Third quarter 2012 gross profit was US$13.6 million, compared with US$21.6 million in the third quarter of 2011.

•                  Third quarter 2012 gross margin was 55.4%, compared with 57.5% in the third quarter of 2011.

•                  Third quarter 2012 net income attributable to Bona Film Group Limited was US$1.3 million, or US$0.02 per diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$7.5 million, or US$0.13 per diluted ADS, in the third quarter of 2011.

•                  Third quarter 2012 non-GAAP net income2 was US$2.4 million, or US$0.04 per diluted ADS, compared to non-GAAP net income of US$8.1 million, or US$0.14 per diluted ADS in the third quarter of 2011.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$30.7 million as of September 30, 2012.

•                  Cash outflow from operations totaled US$12.2 million, compared with a cash inflow of US$4.7 million in the third quarter of 2011.

Business Updates and Recent Highlights

•                  Announced a multi-picture agreement with Fox International Productions to co-produce and distribute Chinese language films throughout China.

•                  At the American Film Market in October 2012, secured distribution rights in China to Summit Entertainment’s action film Red 2, starring Matt McColm and directed by Dean Parisot, and Emmet/Furla Films’ thriller Broken City, starring Mark Wahlberg, Russell Crowe and Catherine Zeta-Jones, directed by Allen Hughes.

•                  Opened the Company’s first IMAX theater, Nongken Bona International Cineplex in Tianjin, China on October 02, 2012. This marked Bona’s 15th theater, increasing the number of Company-owned and operated screens to 123 nationwide.

•                  Announced plans of the Company’s founder, chairman and CEO, Mr. YU Dong, to purchase up to US$1.0 million in Bona’s American depositary shares (ADSs) on the open market.

•                  Distributed two new films in the third quarter and recognized revenue from Seefood, which was released at the end of the second quarter.

1  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

“During the third quarter and in early fourth quarter, we reached several important strategic milestones that we believe will drive our growth in 2013 and over the longer-term. Our recently announced multi-film co-production agreement with Fox International Productions is expected to provide substantial benefit, and speaks to the depth of Bona’s relationship with our strategic shareholder News Corporation and its subsidiary companies, which we hope to leverage through additional collaboration opportunities going forward,” said Bona Founder, Chairman and CEO, YU Dong. “We continued growing our movie theater business through the opening of our first IMAX theater in our new Tianjin cineplex and are progressing toward our goal of 20 owned and operated theaters by year-end. Our North American distribution of Flying Swords of Dragon Gate was an important step in our international expansion efforts, while our recent acquisition of rights to distribute Red 2 in China will give us our first strong import for 2013.

We are confident that these recent achievements coupled with planned strategic initiatives will further enhance Bona’s already strong foundation for growth and help take our Company to the next level of success.”

Third Quarter 2012 Financial Results

Net Revenues

	3Q12	3Q11	Y-o-Y%
Net Revenues (US$mm)	24.6	37.5	(34.3)%

Net revenues for the third quarter of 2012 decreased 34.3% year-over-year to US$24.6 million. The decrease in net revenues was primarily due to declines in distribution and investment and production revenues, as the Company distributed two films in the third quarter of 2012, compared with four films in the third quarter of 2011 including the nationwide success, Overheard II.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	10.4	3.2	10.8	0.2	—	24.6
Intersegment Revenues (US$mm)	0.2	7.0	—	—	(7.2)	—
Total Net Revenues (US$mm)	10.6	10.2	10.8	0.2	(7.2)	24.6

Net revenues from distribution totaled US$10.6 million. During the third quarter of 2012, Bona distributed two new films, Naked Weapon and The Lion Roars 2, and also recognized revenue from The Three Musketeers and Seefood, which were released in the second quarter of 2012.

Net revenues from film investment and production were US$10.2 million, mainly derived from Bona’s investments in The Lion Roars 2, released in the third quarter of 2012, and also from sales of the Company’s television series Bodyguards and Assassins.

Net revenues from the movie theater segment increased to US$10.8 million, with the increase primarily attributable to the increase in the number of theaters and screens from the Company’s strategic expansion efforts. The Company owned and operated 15 theaters as of September 30, 2012, compared with 11 as of September 30, 2011.

Gross Profit and Gross Margin

	3Q12	3Q11	Y-o-Y%
Gross Profit (US$mm)	13.6	21.6	(36.8)%
Gross Margin	55.4%	57.5%	—

For the third quarter of 2012, gross profit decreased to US$13.6 million from US$21.6 million for the third quarter of 2011, with the decrease primarily attributable to a decline in net revenues, coupled with lower margins from the Company’s distribution segment.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	3.2	3.9	6.2	0.2	13.5
As % of Total Segment Profit	23.7%	28.8%	45.8%	1.7%	100%
Segment Margin	30.1%	39.8%	57.0%	100.0%	55.4%

Segment margin for the distribution segment decreased to 30.1% in the third quarter of 2012 from 41.7% in the third quarter of 2011, primarily as a result of a lower rate of commission on distribution revenue from The Lion Roars 2 and a decline in overall print and advertising expenses.

Segment margin from the Company’s investment and production business was 39.8% in the third quarter of 2012, compared with a segment margin of 29.1% in the third quarter of 2011. This improvement in segment margin was mainly due to the sales of the Company’s television series Bodyguards and Assassins in the third quarter of 2012.

Operating Income and Operating Margin

	3Q12	3Q11	Y-o-Y%
Operating Expenses (US$mm)	12.8	13.4	(4.0)%
Operating Income (US$mm)	1.1	8.2	(87.2)%
Operating Margin	4.3%	21.9%	—

Total operating expenses, including participation expenses, general and administrative expenses, and sales and marketing expenses, decreased 4.0% to US$12.8 million from US$13.4 million in the third quarter of 2011. The year-over-year decrease in operating expenses was primarily due to:

•                  a decrease in sales and marketing expenses for the promotion and advertising of the Company’s distributed films, which in the third quarter included Naked Weapon and The Lion Roars 2; and

•                  an increase in general and administrative expenses related to the expansion of the Company’s movie theater business.

Third quarter 2012 operating margin was 4.3% compared to 21.9% in the third quarter 2011. The year-over-year decline in operating margin primarily resulted from increased general and administrative costs associated with growth of the Company’s movie theater segment. The Company opened one new theater in the third quarter, and has five new theaters under construction as of September 30, 2012.

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	3Q12	3Q11
Net Income (US$mm)	1.1	7.5
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.02	0.13

	3Q12	3Q11
Non-GAAP Net Income (US$mm)	2.4	8.1
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.04	0.14

Excluding share-based compensation expense, non-GAAP net income for the third quarter of 2012 was US$2.4 million, a decrease of US$5.7 million, or 70.5%, over non-GAAP net income of US$8.1 million in the third quarter of 2011.

Cash and Cash Flow

As of September 30, 2012, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$30.7 million, compared with US$30.2 million as of December 31, 2011. Operating cash flow for the third quarter of 2012 was a net outflow of approximately US$12.2 million, compared with a net inflow of US$4.7 million in the third quarter of 2011. The change in cash flow was mainly attributable to increased investment in films scheduled for release in the fourth quarter of 2012 and in 2013.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the fourth quarter of 2012 to be in the range of US$8.6 million to US$9.2 million.

Based on these expectations for the remainder of 2012, the Company revises its full year 2012 non-GAAP net income guidance from approximately US$22.0 million to approximately US$16.0 million. Full year 2012 non-GAAP net income guidance assumes an effective tax rate of 20.0% for the year, as well as high upfront costs associated with the opening of nine greenfield cinemas in 2012.

Mr. Yu added, “We achieved a great deal in the first nine months of 2012. With two potential blockbusters in The Last Tycoon and The Cold Night of Day slated for release and the planned television premiere of King’s Battles in the fourth quarter of 2012, we are confident we can meet our revised guidance. We have high hopes that 2013 will be a strong year for us with a solid pipeline of films including The Grey-Hair Witch, Overheard 3 and Tracks in the Snowy Forest. We will continue to capitalize on the tremendous opportunities that exist through the ongoing development of China’s film and entertainment industry. We are pleased with our accomplishments to-date and look forward to what lies ahead as we work toward our objectives of global expansion, business growth and the creation of shareholder value.”

Third Quarter 2012 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, November 15, 2012 (9:00 a.m. Beijing/Hong Kong Time on Friday, November 16, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701
Hong Kong Toll Free: 800-903-737
China, Domestic: 400-120-0654
International: +65-6723-9385

The conference ID # is 49069946

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates fifteen movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended September 30		Nine-months ended September 30
	2012	2011	2012	2011

Net revenue	24,637,167	37,509,904	89,056,746	73,511,750
Cost of revenue	10,998,168	15,938,833	42,954,146	34,724,215
Gross profit	13,638,999	21,571,071	46,102,600	38,787,535

Film participation expense	180,673	(188,766)	875,526	55,123
Sales and marketing	2,079,887	5,543,052	12,316,316	10,036,695
General and administrative	10,562,189	7,998,597	28,806,673	19,558,691
Total operating expenses	12,822,749	13,352,883	41,998,515	29,650,509

Government Subsidies	234,211	—	855,015	220,559

Operating income	1,050,461	8,218,188	4,959,100	9,357,585

Interest income	56,992	73,368	256,439	178,377
Interest expense	(25,396)	(52,334)	(221,088)	(294,397)
Exchange gain (loss)	249,597	229,186	(261,816)	598,146
Other income	71,429	71,429	216,728	418,802
Investment Loss(income)	—	—	(5,584)	—

Income before income tax provision, equity in earnings of affiliated companies, and net of income taxes	1,403,083	8,539,837	4,943,779	10,258,513

Provision for income taxes	280,617	1,077,455	988,757	1,412,597
Equity in earnings of affiliated companies, net of income taxes	—	36,879	5,604	10,540

Net income	1,122,466	7,499,261	3,960,626	8,856,456

Less: Net income (loss) attributable to the noncontrolling interests	(175,182)	31,797	(119,001)	60,452

Net income attributable to Bona Film Group Limited	1,297,648	7,467,464	4,079,627	8,796,004

Net income attributable to Bona Film Group Limited per ADS
Basic	0.02	0.13	0.07	0.15
Diluted	0.02	0.13	0.07	0.15

Weighted average shares used in calculating net income per ordinary share
Basic	29,528,036	29,352,631	29,464,037	29,350,578
Diluted	30,219,935	29,727,131	30,096,919	29,869,009

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended September 30		Nine-months ended September 30
	2012	2011	2012	2011
Net income	1,122,466	7,499,261	3,960,626	8,856,456
Other comprehensive income, net of tax
Foreign currency translation adjustments	1,065,775	1,193,882	187,794	2,368,294
Comprehensive income	2,188,241	8,693,143	4,148,420	11,224,750
Less: comprehensive income attribute to the noncontrolling interests	(175,773)	45,672	(132,410)	80,845
Comprehensive income attributable to Bona Film Group Ltd.	2,364,014	8,647,471	4,280,830	11,143,905

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars, except share data)

	September 30,	December 31,
	2012	2011

Cash and cash equivalents	17,070,264	20,107,349
Term Deposit	4,091,500	6,038,107
Restricted Cash	9,546,843	4,066,162
Accounts receivable, net of allowance for doubtful accounts	25,410,235	41,642,787
Prepaid expenses and other current assets	30,108,116	27,335,348
Amount due from related parties	346,154	1,183,083
Current deferred tax assets	15,714	15,697
Inventory	253,985	228,412
Total current assets	86,842,811	100,616,945

Distribution rights	9,195,786	3,663,966
Production costs	93,139,746	69,844,822
Prepaid film costs	7,780,257	6,340,770
Property and equipment, net	55,216,218	40,208,447
Acquired intangible assets	3,364,964	3,993,152
Non-current deferred tax assets	256,388	320,670
Long-term investments	1,295,468	150,670
Goodwill	48,682,879	48,612,487
Total assets	305,774,517	273,751,929

Accounts payable	25,963,267	27,807,118
Accrued expenses and other current liabilities	33,353,183	27,239,987
Amounts due to related parties	5,118,064	3,027,872
Income taxes payable	1,220,647	795,229
Bank borrowing	22,016,060	12,561,806
Other borrowing	8,427,930	1,831,658
Current film participation liabilities	16,157,491	16,224,219
Total current liabilities	112,256,642	89,487,889

Deferred income	885,840	1,056,676
Deferred tax liability	256,016	413,219
Total liabilities	113,398,498	90,957,784

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,389,089 shares issued and outstanding as of December 31, 2011 and 30,402,346 and 29,592,663 shares issued and outstanding as of September 30, 2012.)	14,796	14,695
Additional paid-in capital	174,179,170	169,519,847
Statutory reserves	2,044,870	2,044,870
Accumulated deficit	6,412,429	2,332,802
Accumulated other comprehensive income	5,637,508	5,436,305
Total Bona Film Group Limited’s equity	188,288,773	179,348,519

Noncontrolling interests	4,087,246	3,445,626
Total equity	192,376,019	182,794,145

Total liabilities and equity	305,774,517	273,751,929

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net income	1,122,466	7,499,261	3,960,626	8,856,456

Share-based compensation	1,271,606	606,583	3,435,897	3,205,755

Non-GAAP net income	2,394,072	8,105,844	7,396,523	12,062,211

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com